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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December   , 2020.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON DRILLS HIGH GRADE SILVER IN INITIAL DRILLING AT SILVER CITY

Toronto, Ontario – December 1, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce initial diamond drilling results from the ongoing program at the Silver City Project in Saxony, Germany, with assays from an additional seven holes outstanding and a further two holes to be completed before year-end.

Highlights

●	Intersection of significant silver mineralization at three targets in initial holes including:

○ 1,042 g/t silver equivalent (“AgEq”) over 0.45 metres (911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn), within 231 g/t AgEq over 2.30 metres (183 g/t Ag, 0.4 g/t, Au 0.5% Pb and 0.2% Zn) in initial drilling on the Peter Vein;
○ 505 g/t AgEq over 0.71 metres (356 g/t Ag, 2.0 g/t Au), within 191 g/t AgEq (134 g/t Ag and 0.8 g/t Au) in first hole at Reichenbach (Großvoigtsberg), a new, near-surface discovery in an area with minimal historic mining;
○ 319 g/t AgEq over 0.35 metres (300 g/t Ag, 0.2 g/t Au and 0.2% Zn), within 101 g/t AgEq (87 g/t Ag, 0.2 g/t Au) in first hole at Bräunsdorf;

●	14 diamond drill holes completed totaling 3,299 metres, with 13 holes intersecting targeted structures, assays pending on seven holes and a further two holes to be completed at Munzig before year end;
●	Successful drill permitting, land access and ramp-up of the drilling program, advancing Excellon’s social license in the area and demonstrating the opportunity to operate in the area;
●	Passive seismic surveying planned for coming weeks in collaboration with Sisprobe, with 2D surveying planned for the Munzig area; and
●	Webinar to discuss results scheduled for 2pm EST on December 3, 2020, with registration available here: https://us02web.zoom.us/webinar/register/WN_IE8v5j_DQ_K7iylGrAJkAw

“We have intersected high-grade silver mineralization in the first holes drilled on the Silver City Project in modern times,” stated Ben Pullinger, SVP Geology & Corporate Development. “We have tested seven targets and have intersected mineralization in almost every hole including multiple high-grade silver species and fine-grained native silver. We have a high-grade, district-scale epithermal silver system confirmed in initial drilling and we are now focused on defining wider zones of mineralization.”

Mr. Pullinger continued, “As importantly, we have advanced our privilege to operate in the area and have developed strong local relationships from landholders to regulators that will be integral to our long term exploration plans for the project.”

	Dip	Azi	Interval		Interval	Ag	Pb	Zn	Au	AgEq(2)
Hole ID	(o)	(o)	From	To	(m)(1)	g/t	%	%	g/t	g/t
AGBR0120	-57	135	353.45	355.5	2.05	87	0.0	0.1	0.2	101
Including			353.45	353.8	0.35	300	0.0	0.2	0.2	319
AGBR1020	-45	125	107.5	109.4	1.9	134	0.0	0.0	0.8	191
Including			108.13	108.84	0.71	356	0.0	0.0	2.0	505
AGBR05A20	-60	138	207.75	210.05	2.3	183	0.5	0.2	0.4	231
Including			207.75	208.2	0.45	911	2.8	0.9	0.4	1042

1.	All intersections reported as core length.
2.	AgEq calculated using $1,800 Au/oz, $24.00 Ag/oz, $0.90 Pb/lb and $1.20 Zn/lb with 100% metallurgical recovery.

The initial drilling program of 15 diamond drill holes at Silver City was designed to test multiple targets based on the strike and dip extensions of historical workings, soil geochemical and geophysical anomalies and surface samples (refer to regional map, below). Assays from seven drill holes have been received and are reported herein.

A summary of the targets reported on today is provided below:

Target & Hole number	Target Type	Holes	Geological descriptions
Bräunsdorf	Dip extension of historical workings	1 AGBR0120	Wide shear zone with intense graphitic, chloritic, and sericitic alteration hosting multiple quartz-carbonate veins and local zones of hydrothermal breccia. Silver is carried by silver sulphosalts, freibergite-tetrahedrite and is closely associated with sphalerite.
Fortuna A	Soil geochemistry - conceptual	3 AGBR0220 AGBR02A20 AGBR0720	All holes intersected a strongly sheared zone with ubiquitous sericite and local intermittent zones of biotite alteration, with minor local quartz and carbonate veining. All zones demonstrated anomalous base metal and precious metal values with up to 0.68 g/t Au and 47 g/t Ag
Reichenbach	Surface sampling and geophysics	1 AGBR1020	A discovery, with three zones of mineralization intersected, comprising brittle sericite-altered basalt with quartz-carbonate filled brittle fractures and local zones of matrix- and clast-supported hydrothermal breccias. Ag and Au are hosted in quartz-carbonate veins with assays reaching over 2.0 g/t Au and over 350 g/t Ag.
Peter Vein	Strike extension of historical workings	2 AGBR05A20	Both holes intersected a wide shear zone with strong sericitic, graphitic, and chloritic alteration. The zone contains multiple local sheared quartz, carbonate veins. Grades reached 911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn. Multiple grains of native silver, pyrargyrite, freibergite and other silver species were identified.

The locations of the targets drilled and examples of the geology encountered are provided below. Core photos will be provided at www.excellonresources.com.

Excellon has partnered with Sisprobe of Grenoble, France on a 2D passive seismic survey of the Munzig target. The program is currently underway and, innovatively, is using ongoing diamond drilling as the sound source for the seismic probes.

Excellon also continues to work with the Helmholtz Institute Freiberg (“HIF”) under a research and development agreement and has provided HIF with data and drill core samples from the Silver City Project through which HIF can test exploration technologies, including hyperspectral analysis of drill core. The Company also has various collaborations with the Mineral Systems Analysis Group of the TU Bergakademie Freiberg (the Freiberg University) to develop further analyses of the project.

The Silver City Project was mined for high-grade silver from the 11th until the late 19th century, when Germany left the silver standard in 1873 and the gold:silver ratio collapsed. Records from the project indicate high-grade silver production over substantial widths throughout the district. Excellon has embarked on the first modern day exploration program focused on precious metals.

Excellon holds an option to acquire a 100% interest in the Silver City Project from Globex Mining Enterprises Inc. (TSX: GMX) (OTCQX: GLBXF) and (FRA: G1MN).

Adelaide Capital Webinar

The Company will participate in a live webinar on Thursday, December 3 at 2pm ET to discuss the Silver City drill results. Please register here to participate: https://us02web.zoom.us/webinar/register/WN_IE8v5j_DQ_K7iylGrAJkAw

QA/QC

Drill core samples are prepared and assayed by Bureau Veritas Mineral Laboratories in Vancouver, Canada. The lab is accredited to ISO/IEC 17025:2017, RG-MINERAL. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person.

Qualified Person

Mr. Ben Pullinger, P.Geo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

36 km
12 km
Bräunsdorf License Saxony
Current drilling at Munzig 10 km north
Kleinvoigtsberg
Grauer Wolf
Peter Vein
AGBR0520
Reichenbach
AGBR05A20
2.30 m @ 231 g/t AgEq
(183 g/t Ag, 0.4 g/t Au, 0.5% Pb and 0.2% Zn)
Including
0.45 m @ 1,042 g/t AgEq
(911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn)
Fortuna C
AGBR1020
1.90 m @ 191 g/t AgEq
(134 g/t Ag, 0.8 g/t Au)
Including
0.71 m @ 505 g/t AgEq
(356 g/t Ag, 2.0 g/t Au)
Fortuna A
AGBR0220
AGBR02A20
AGBR0720
Bräunsdorf
AGBR0120
2.05 m @ 101 g/t AgEq
(87 g/t Ag, 0.2 g/t Au)
Including
0.35 m @ 319 g/t AgEq
(300 g/t Ag, 0.2 g/t Au)
Silver City Project
Drillhole
Assays pending
Historical workings
0
2,500
meters
N
EXCELLON RESOURCES

AGBR01-20
200 g/t Ag
0.18 g/t Au

Epithermal quartz-carbonate vein in brecciated schist with visible silver sulfosalts, including pyrargyrite.

AGBR10-20
356 g/t Ag
2.0 g/t Au

Epithermal vein breccia hosted in sericite alteration zone in volcanic unit. Quartz-dominated mineralization contains silver minerals including pyrargyrite.

AGBR10-20
2.0 g/t Ag
0.32 g/t Au

Oxidized, gold enriched hydrothermal quartz carbonate breccia hosted in volcanic unit.

AGBR05A-20
911 g/t Ag
0.41 g/t Au

Polymetallic sulfide mineralization in epithermal quartz carbonate vein. Native silver in quartz inclusions with other high grade silver species occurring with galena and sphalerite.

AGBR05-20
14 g/t Ag
0.42 g/t Au

Epithermal vein of fine-grained quartz containing disseminated sulfides, predominately arsenopyrite.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: December 1st, 2020	By:	/s/ Brendan Cahill
President and Chief Executive Officer